UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-39959

CEPTON, INC.

(Exact name of registrant as specified in its charter)

399 West Trimble Road
San Jose, CA 95131
(408) 459-7579

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.00001 per share

Redeemable warrants, exercisable for common stock at an exercise price of $115.00 per share, subject to adjustment

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: one (1) holder of record of Common Stock, par value $0.00001 per share,(1) and 8 holders of record of redeemable warrants.

(1)       On January 7, 2025, pursuant to the Agreement and Plan of Merger, dated July 29, 2024, among Cepton, Inc. (the “Company”), KOITO MANUFACTURING CO., LTD (“Parent”) and Project Camaro Merger Sub, Inc., a Delaware corporation and an indirect controlled subsidiary of Parent (“Merger Sub”), Merger Sub merged with and into the Company (the “Merger”) with the Company surviving the Merger as an indirect controlled subsidiary of Parent.

Pursuant to the requirements of the Securities Exchange Act of 1934, Cepton, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 17, 2025	CEPTON, INC.

	By:	/s/ Jun Pei
Name: Jun Pei
Title: President and Chief Executive Officer